FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine - BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG announces overwhelming acceptance by creditors entitled to vote on the chapter 11 plan

Paris, France – October 2, 2017

CGG SA announces that all creditor classes entitled to vote on the chapter 11 plan proposed in the chapter 11 cases commenced on 14 June 2017 in the US Bankruptcy Court for the Southern District of New York by CGG SA’s 14 main foreign, direct and indirect subsidiaries, each a borrower or guarantor in respect of CGG Group’s funded financial indebtedness, have accepted the plan overwhelmingly.

Specifically, all holders who have cast ballots in respect of the Secured Loans, and 97.14% in number and 97.96% in amount of those casting ballots in respect of the Senior Notes, voted in favour of the plan.

“Senior Notes” means CGG SA’s (i) 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66), (ii) 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586), and (iii) 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52).

“Secured Loans” means (i) the revolving credit agreement entitled “Multicurrency Revolving Facility Agreement”, entered into by CGG SA on July 31, 2013 for an initial amount in principal of USD 325,000,000 , reduced to approximately USD 300,000,000, which amount is currently outstanding, (ii) the revolving credit facility agreement entitled “Credit Agreement” dated 15 July 2013 entered into by CGG Holding (U.S.) Inc. for an initial amount of USD 165,000,000, currently drawn in full, and (iii) the bullet loan agreement entitled “Term Loan Credit Agreement” dated 19 November 2015 entered into by CGG Holding (U.S.) Inc. for an initial amount of USD 342,122,500, the outstanding amount of which is approximately USD 337,846,000.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 2nd, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer